SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras’ June oil production in Brazil up 1.7%

exceeding  2 million barrels per day and natural gas production reaches a historical record

Rio de Janeiro, July 18, 2014 – Petróleo Brasileiro S.A - Petrobras announces that its June oil production in Brazil averaged 2,008 thousand barrels/day (bpd), up 1.7% from May’s production of 1,975 thousand bpd. Including the production operated by Petrobras for its partners in Brazil, the volume reached 2,135 thousand bpd, up 2.1% from last month’s production of 2,092 thousand bpd.

The company’s oil and natural gas production in Brazil in the same month was 2,426 thousand barrels of oil equivalent per day (boed), indicating a 1.6% rise from May (2,387 thousand boed). Including the production operated by Petrobras for its partner companies in Brazil, the volume reached 2,610 thousand boed, up 2.0% from May’s production of 2,558 thousand boed.

Production growth

The production growth was mainly due to the volume increase produced by platform P-62, which started-up operation in May at Roncador field (Campos Basin). A total of 22 wells, 14 of them oil and gas producers and eight water injectors, will be interconnected to this unit within the next few months. This FPSO (floating production storage and offloading) unit has the capacity to process up to 180 thousand barrels of oil and 6 million cubic meters of natural gas per day.

The start-up of a new well connected to platform P-48, at Caratinga field, producing at the pre-salt layer of Campos Basin since the end of May, also contributed to the rise in production. The return of platform P-51, at Marlim Sul field, in the same Basin, after the scheduled maintenance stoppage and the start-up of the FPSO-Dynamic Producer Extended Well Test (EWT), at Iara Oeste, in Santos Basin  also contributed to this growth. The EWT, the first carried out in this area, will enable the acquisition of important data for the development of this discovery, which took place in 2008.  The tested well’s initial production of 29 thousand barrels of oil per day is similar to the production of the wells that are currently producing for commercial purposes in the Santos Basin Pre-salt, also indicating the area’s good potential.

In total, eight new offshore wells in the Santos and Campos Basins started up production in June. Alongside them, 30 new subsea wells  started up operation in the first half of the year, twice the amount that started up production in the same period last year. With the start of operation of Polar Onyx, a PLSV (Pipe Laying Support Vessel) vessel type, on June 24, and the arrival of six more units by the end of 2014, the company’s capacity to interconnect new wells in the second half will be even greater.

More Pre-salt records

Pre-salt production in the Santos and Campos Basins, in June, increased 6.7% from May,  with a volume of 477 thousand bpd, setting another monthly record. A new pre-salt daily production record of 520 thousand bpd was established on June 24. These volumes include the production operated by Petrobras for its partners.

These records are a natural consequence of the implementation of new projects in the pre-salt layer, as well as the high production levels of the wells from Lula and Sapinhoá  fields, where Petrobras has been frequently reaching flow rates above 30 thousand barrels per day per well.

Another important record in the pre-salt was the conclusion of the first well drilled and completed in just 92 days, which occurred on June 30 in well 8-LL-38D-RJS, in the area of Lula/Iracema Sul.

Another highlight of this month was the start-up of the natural gas flow produced in platforms P-58, at the north area of Parque das Baleias, in Campos Basin pre-salt, and FPSO Cidade de Paraty, at Lula Nordeste area, Santos Basin pre-salt. The gas flow to the Cacimbas (P-58) and Caraguatatuba (Cidade de Paraty) Gas Treatment Units (UPGNs) allowed not only the growth in gas production , but also the growth in liquids produced in these UPGNs, as pre-salt’s gas is richer. The stat-up of the gas flow from these plataforms allowed Petrobras to reach a new historical record of domestic natural gas delivery to the market last Monday (July 14), reaching a volume of 48.1 million m3.

Maintenance shutdowns of platforms

According to the long term planning, scheduled maintenance stoppages were implemented in some platforms in June, which led to an interruption of 19 thousand bpd of average production in the month. The main units under maintenance in June were: FPSO Cidade do Rio de Janeiro, in Espadarte field; P-50, in Albacora Leste field; P-25, in Albacora field; FPSO Marlim Sul,  in Marlim Sul  field;  and P-33, in Marlim field. All these units are located in Campos Basin.

The Operational Efficiency Increase Program (Proef), initiated in 2012, continues to show excellent results: the total operational efficiency of all production units in Brazil reached 91.6% in June, the highest level in the last 50 months. Last time total efficiency surpassed this result was on April 2010.

New platforms in 2014

New production systems will go on stream in 2014 to ensure sustained production growth, as outlined in the Petrobras 2014-2018 Business and Management Plan.

In the second half of the year, platform P-61 will go on stream in Papa-Terra field (Campos Basin post-salt), which will be interconnected to the Tender Assisted Drilling (TAD) semisubmersible platform SS-88. In addition, FPSOs Cidade de Mangaratiba, in Lula/Iracema Sul field, and Cidade de Ilhabela, in the northern part of Sapinhoá field, both in the Santos Basin pre-salt, will be installed by the end of the year.

Natural gas production

June´s natural gas production of 66.4 million cubic meters per day (m³/d), surpassed by 1.5% last month’s production and has established a new monthly record for Petrobras’ natural gas production.  The total production operated by Petrobras, including the share operated for its partners, was 75,540 thousand m³/d, up 2.1% from May.

It is worth mentioning that 94.5% of the natural gas produced was used, either to supply the market, or to generate electricity in the production platforms or to be reinjected in the reservoirs to increase oil output. In the Santos Basin pre-salt cluster, natural gas use reached 97.7%

International Production

In June, production abroad averaged 206.9 thousand boed, representing 7.9% of the company’s production, which totaled 2,633 thousand boed in the same period.

This average production of 206.9 thousand boed represents a 5.2% reduction in comparison to the previous month’s production of 218.4 thousand boed, largely due to a scheduled intervention in Akpo´s field gas export pipeline, in Nigeria, which has already been concluded. As a result, average oil production in June was 113.8 thousand bpd, 6% below the 121 thousand bpd produced in May.

Natural gas production abroad was 15,828 thousand m³/d, down 4.3% from May’s production of 16,547 thousand m³/d. This reduction was due to a lower production in Lote 57 of Kinteroni´s field, in Peru, as a consequence of smaller demand for LNG exports from that country.

Production reported to the ANP

The total production reported to Brazil’s National Petroleum Agency (ANP) in June 2014 was 9,652,973 m³ of oil and 2,378,157 thousand m³ of gas. This production corresponds to the total output of the concessions where Petrobras is the operator. It does not include shale, NGL volumes and partners’ output where Petrobras is not the operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.